

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2013

Via E-mail
Stephen B. Lazarus
Executive Vice President & Chief Financial Officer
Steiner Leisure Limited
Suite 104A, Saffrey Square
P.O. Box N-9306
Nassau, The Bahamas

> **Re: Steiner Leisure Limited**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 15, 2013**
> **Response dated May 17, 2013**
> **Form 10-Q for the Period Ended March 31, 2013**
> **Filed May 9, 2013**
> **File No. 000-28972**

Dear Mr. Lazarus:

We have reviewed your filings and your response dated May 17, 2013 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comment in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comment applies to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Form 10-Q for the Period Ended March 31, 2013

Financial Statements

(3) Summary of Significant Accounting Policies

(c) Revenue Recognition, page 10

1. We note the increased contribution made by your Laser Hair Removal segment to revenues and income from operations during the quarter ended March 31, 2013. With a

view to improved disclosure, tell us and disclose in future filings how you account for the revenue and the related costs of your physician owned and franchised Ideal Image Center operations. Specify where revenues and expenses associated with these operations are reported in your financial statements.

You may contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Staff Attorney at 202-551-3436 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director